EXHIBIT 12.1

XTO ENERGY INC.

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(in millions, except ratios)	Year Ended December 31
	2007	2006	2005	2004	2003
Income before income tax and cumulative effect of accounting change	$2,642	$2,961	$1,810	$826	$444
Interest expense	267	182	154	94	64
Interest portion of rentals	5	7	8	7	9

Earnings before provision for taxes and fixed charges	$2,914	$3,150	$1,972	$927	$517

Interest expense	$267	$182	$154	$94	$64
Capitalized interest	30	18	6	3	2
Interest portion of rentals	5	7	8	7	9

Total Fixed Charges	$302	$207	$168	$104	$75

Ratio of Earnings to Fixed Charges	9.6	15.2	11.7	8.9	6.9